UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68847

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __DCCA Securities LLC dba Dinan Capital Advisors__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__307 N Gateway Boulevard__
                                          (No. and Street)

__Phoenix__   __AZ__   __85008-6589__
        (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Michael A. Dinan__   __855-955-1500__   __mdinan@dinancapital.com__
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Albert Garcia, CPA (dba Dylan Floyd Accounting & Consulting)__
                    (Name – if individual, state last, first, and middle name)

__20909 Judah Lane__	Santa Clarita	CA	91321
(Address)	(City)	(State)	(Zip Code)

__March 1, 2016__	6235
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Michael A. Dinan_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __DCCA Securities LLC dba Dinan Capital Advisors_____, as of __December 31_____, 2021__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



SANDRA OGURCHAK
Notary Public - State of Arizona
MARICOPA COUNTY
Commission # 617213
Expires December 31, 2025

Notary Public

Signature:

Title:
President & CEO

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Phoenix, Arizona

FINANCIAL STATEMENTS
WITH ACCOUNTANT'S REPORT

as of December 31, 2021

Certified Public Accountant

DCCA SECURITIES, LLC

Year Ended December 31, 2021


Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members

DCCA Securities, LLC (dba Dinan Capital Advisors)

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of DCCA Securities, LLC as of December 31, 2021, the related statements of income, changes in members' equity, and cash flows for the 2021 then ended, and the related notes and schedules. In my opinion, the financial statements present fairly, in all material respects, the financial position of DCCA Securities, LLC as of December 31, 2021 and the results of its operations and its cash flows for the 2021 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of DCCA Securities, LLC My responsibility is to express an opinion on DCCA Securities, LLC financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to DCCA Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The supplemental information consist of schedules I, II & III has been subjected to audit procedures performed in conjunction with the audit of DCCA Securities, LLC's financial statements. The supplemental information is the responsibility of DCCA Securities, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R.§240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DylanFloyd Accounting & Consulting

I have served as the Company's auditor since 2022.

Newhall, California
March 28, 2022

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Statement of Financial Condition
December 31, 2021

ASSETS

Current assets:		
Cash	$	5,831,897
Accounts receivable		15,518
Other assets		8,033
Total current assets		5,855,448
Fixed assets		
Furniture and fixtures	$	49,753
Less: accumulated depreciation		(49,753)
Total fixed assets		-
Total assets	$	5,855,448

LIABILITES AND MEMBER'S EQUITY

Liabilities		
Credit card payable	$	4,068
Member's equity:		
Capital	$	1,375,000
Accumulated profit (loss)		4,476,380
Total member's equity		5,851,380
Total liabilities and member's equity	$	5,855,448

See accompanying notes.

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Statement of Income
For the Year Ended December 31, 2021

Revenue:	
Closing fees	$13,305,088
Retainer fees	314,500
Total income	13,619,588
Expenses:	
Insurance	119,758
Legal and professional fees	37,528
Advertising and promotion	30,547
Dues and subscriptions	166,958
Depreciation	49,753
Office expenses	70,398
Payroll	7,763,397
Payroll taxes	(5,841)
Regulatory fees	23,478
Rent	138,600
Repairs and maintenance	8,208
Travel and entertainment	40,598
Utilities	15,984
Total expenses	8,459,366
Net operating profit	5,160,222
Other income	
Credit card rebate	8,000
Net profit	$ 5,168,222

See accompanying notes.

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Statement of Changes in Member's Equity
For the Year Ended December 31, 2021

	Capital	Accumulated Profit (Loss)	Total
Balance, December 31, 2020	$1,375,000	($691,842)	$683,158
Net Profit		5,168,222	5,168,222
Additional Contributions/Distributions			-
Balance, December 31, 2021	$ 1,375,000	$4,476,380	$5,851,380

See accompanying notes.

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flows from operating activities:	
Net profit	$5,168,222
Adjustments to reconcile net income to net	
cash provided by operating activities:	
Increase in accounts receivable	(14,532)
Increase in security deposits	(5,824)
Increase in accounts payable	3,021
Net cash used by operating activities	5,150,887
Cash flows from financing activities:	
Member contributions / distributions	-
Net cash provided by financing activities	-
Net increase in cash	5,150,887
Cash at beginning of year	681,010
Cash at end of year	$ 5,831,897

See accompanying notes.

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Notes to Financial Statements
For the Year Ended December 31, 2021

(1) Operations and Summary of Significant Accounting Policies:

Nature of Company's business:

DCCA Securities, LLC ("the Company") was registered under the laws of the State of Arizona in February, 2011 to operate as a middle-market investment bank providing merger, acquisition, valuation and private placement advisory services to clients.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2021 and periodically throughout the year, the Company has maintained balances in excess of Federally insured limits.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments

Fair value is determined by using available market information and valuation methodologies. Financial instruments include cash, and accounts receivable, which are carried at fair value.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" (Topic 606), that supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. The guidance also requires additional disclosures regarding the nature, amount, timing, and uncertainty of revenue

DCCA SECURITIES, LLC
DINAN CAPITAL ADVISORS

Notes to Financial Statements
For the Year Ended December 31, 2021

(1)   Operations and Summary of Significant Accounting Policies (continued):

that is recognized. Under the new guidance, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The adoption of ASU 2014-09 did not result in a material change in the timing of revenue recognition or a material impact on our financial position, results of operations, or cash flows from adopting this standard.

In February 2016, the FASB issued ASU 2016-02, "Leases" that requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right·of·use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements. The Company has reviewed the new standard and does not expect it to have a material impact on its financial statements.

Expense sharing

The Company has an expense sharing agreement at its home office with its owner, Dinan & Company, LLC, whereby portions of certain expenses, primarily rent, payroll, insurance, furniture and equipment are shared by the companies. Under the arrangement, the Company has no liability under rental leases (except as stated in footnote 7). Furniture, fixtures and equipment have a life of 5 to 7 years and are expensed under bonus and Section 179 depreciation rules. Building improvements have a life of 20 years or less and are also expensed under bonus and Section 179 depreciation rules.

Advertising Costs

The Company generally expenses the costs of mailers and published advertisements as of the date the advertisements occur. There were no advertising costs or deferred expenses.

DCCA SECURITIES, LLC
DINAN CAPITAL ADVISORS

Notes to Financial Statements
For the Year Ended December 31, 2021

(2) Revenue Recognition

The Company receives closing fees and retainer fees in accordance with terms stipulated in contracts with clients. Closing fees are recognized as earned when transactions are closed per the agreements. Retainer fees are recognized in the period services are rendered.

(3) Related party:

Amounts paid to the Company's owner for shared expenses follow:

Payroll—including payroll tax and insurance	$ 281,232
Rent	105,000
Repairs and maintenance	8,208
Utilities	15,984
Office	38,976
	$ 449,400

(4) Income taxes:

All income and expense is passed through the Company for tax purposes and reported on the income tax returns of the individual member. Accordingly, the financial statements include no provision or liability for income taxes. Generally, the Company is subject to examination by U.S. Federal and state income tax authorities for three years from the filing of a tax return.

(5) Net capital requirements:

The Company is subject to regulatory requirements for minimum capitalization by FINRA. At December 31, 2021, the Company had net capital of $5,812,829, which was $5,807,829 in excess of its required capital of $5,000.

DCCA SECURITIES, LLC
DINAN CAPITAL ADVISORS

Notes to Financial Statements
For the Year Ended December 31, 2021

(6)   Subsequent events:

The Company did not have any subsequent events through March 28, 2022, which is the date the financial statements were available to be issued, requiring recording or disclosure in the financial statements for the year ended December 31, 2021.

(7)   Commitments and contingencies:

Leases on office facilities expire in 2027. Rental expense over the life of the lease is $591,120. Copier leases expire in 2024. Rental expense over the remaining life of the lease is $7,865. Rental expense, excluding shared expenses, was $33,236 in 2021. The rental payments required in 2022 are $72,475.

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS
SCHEDULE I

Computation of Net Capital Under Rule15c3-1 of the
Securities and Exchange Commission
December 31, 2021

Member's equity (capital) per balance sheet at December 31,2021		$5,851,380
Less not allowable assets and deductions:		
Accounts receivable	$15,518	
Security deposits	8,033	
Fidelity bond deductible	15,000	38,551
Net capital for FINRA requirement purposes as of December 31,2021		5,812,829
Net capital required		5,000
Net capital in excess of amount required		$ 5,807,829

Note: There are no material differences between the above
computation and the Company's corresponding unaudited
Part II of Form X-17A-5 as of December 31, 2021

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS
SCHEDULE II

Computation of Aggregate Indebtedness to Net Capital Under Rule15c3-1 of the
Securities and Exchange Commission
December 31, 2021

Total aggregate indebted liabilities
as of December 31, 2021 $4,068

Add:
    Drafts for immediate credit $ -
    Market value of securities borrowed   -
    Other unrecorded amounts   -   -

Total aggregate indebtedness
as of December 31, 2021 $ 4,068

Percentage of aggregate indebtedness to net capital   0.07%

Note: There are no material differences between the above
computation and the Company's corresponding unaudited
Part II of Form X-17A-5 as of December 31, 2021

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS
SCHEDULE III

December 31, 2021

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company is considered a Non-Covered Firm exempt from 17 C F R §240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively, to: (a) merger and acquisition advisory services;(b) investment banking-related consulting services, and (c) private placement of securities (excluding oil & gas offerings and REITs). As a Non-Covered Firm, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Exemption Report Review—No Exceptions to Exemption Provisions

To the Board of Directors and Members
DCCA Securities, LLC (dba Dinan Capital Advisors)

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) DCCA Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filling this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (a) merger and acquisition advisory services; (b) investment banking-related consulting services, and (c) private placement of securities (excluding oil & gas offerings and REITs), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

DCCA Securities, LLC's management is responsible for compliance with exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DCCA Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC staff Frequently Asked Questions.

DylanFloyd Accounting & Consulting

Newhall, California
March 28, 2022

DCCA SECURITIES LLC EXEMPTION REPORT

DCCA Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively, to: (a) merger and acquisition advisory services, (b) investment banking-related consulting services, and (c) private placement of securities (excluding oil & gas offerings and REITs), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

(3) The Company has maintained compliance with the above throughout the year ended December 31, 2021, without exception.

DCCA Securities LLC

I, Michael Dinan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Michael Dinan
President and Chief Executive Officer

March 28, 2022



INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S AGREED-UPON PROCEDURESREPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Members
DCCA Securities, LLC (dba Dinan Capital Advisors)

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by DCCA Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating DCCA Securities, LLC 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. DCCA Securities, LLC 's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on DCCA Securities, LLC 's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, I do not express such an opinion or conclusion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of DCCA Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DylanFloyd Accounting & Consulting

Newhall, California
March 28, 2022

I have served as the Company's auditor since 2022.

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 12/31/2021

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

68847 FINRA Dec
DCCA Securities LLC
Dinan Capital Advisors
307 N. Gateway Blvd
Phoenix, AZ 85008-6589

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

David W. Miller 602-248-8700

WORKING COPY

2. A. General Assessment (item 2e from page 2) $20,429

B. Less payment made with SIPC-6 filed (**exclude interest**) (6,100)

07/26/2021
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 14,329

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $14,329

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $14,329

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DCCA Securities LLC / Dinan Capital Advisors
(Name of Corporation, Partnership or other organization)

David W. Miller
(Authorized Signature)

Principal Financial Officer
(Title)

Dated the 24th day of January , 20 22 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/21
and ending 12/31/21

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $13,627,588

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        Credit card rebate   8,000

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii)

        Total deductions   8,000

2d. SIPC Net Operating Revenues $13,619,588

2e. General Assessment @ .0015 $20,429

        (to page 1, line 2.A.)